Exhibit 99.1

NOVA MEASURING INSTRUMENTS LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009

UNAUDITED

NOVA MEASURING INSTRUMENTS LTD.

 CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	As of September 30,	As of December 30,
	2009	2008
	Unaudited	Audited
CURRENT ASSETS
Cash and cash equivalents	$15,546	$19,325
Short-term interest-bearing bank deposits	47	97
Trade accounts receivable, net of allowance for doubtful accounts of $101 and $49, respectively	5,602	2,783
Inventories	4,709	6,862
Other current assets	1,212	1,086
	27,116	30,153
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	525	544
Other long-term assets	170	157
Severance pay funds	2,266	2,141
	2,961	2,842

FIXED ASSETS, NET	2,196	2,796

Total assets	$32,273	$35,791

CURRENT LIABILITIES
Trade accounts payable	$1,516	$3,480
Deferred revenues	699	2,385
Other current liabilities	3,357	4,042
	5,572	9,907
LONG-TERM LIABILITIES
Liability for employee severance pay	3,238	3,152
Deferred revenue	242	351
Other long-term liability	38	40
	3,518	3,543

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, NIS 0.01 par value - authorized 40,000,000
shares, issued and outstanding 19,456,503
and 19,378,339 shares, respectively	55	55
Additional paid-in capital	84,447	83,969
Accumulated other comprehensive income (loss)	236	(191)
Accumulated deficit	(61,555)	(61,492)
Total shareholders' equity	23,183	22,341

Total liabilities and shareholders' equity	$32,273	$35,791

The accompanying note is an integral part of the condensed interim consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
 CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except loss per share data)

	Nine months ended September 30,		Year ended December 31,
	2009	2008	2008
	Unaudited	Unaudited	Audited
REVENUES:
Products	$16,993	$22,645	$25,673
Services	7,085	10,096	13,296
	24,078	32,741	38,969

COST OF REVENUES:
Products	7,333	10,884	12,527
Inventory write-off and inventory purchase commitment losses	-	850	1,400
Services	6,554	9,363	12,059
	13,887	21,097	25,986

GROSS PROFIT	10,191	11,644	12,983

OPERATING EXPENSES:

Research and development, net of participation by the Office of Chief Scientist of $1,518, $1,644 and $2,002, respectively	4,816	6,383	8,606
Sales and marketing	3,989	6,113	7,503
General and administrative	1,581	2,461	3,199
Impairment loss on intangibles and equipment related to Hypernex assets and liabilities acquisition	-	633	633
	10,386	15,590	19,941

OPERATING LOSS	(195)	(3,946)	(6,958)

INTEREST INCOME, NET	132	96	171
GAIN (IMPAIRMENT) ON SHORT TERM INVESTMENTS	-	-	1,366
	132	96	1,537

NET LOSS FOR THE YEAR	$(63)	$(3,850)	$(5,421)

LOSS PER SHARE:

Basic and diluted loss per share	$(0.00)	$(0.20)	$(0.28)

Shares used in calculation of basic and diluted loss per share	19,391	19,366	19,369

The accompanying note is an integral part of the condensed interim consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
 (In thousands)

	Nine months ended September 30,		Year ended December 31,
	2009	2008	2 0 0 8
	Unaudited	Unaudited	Audited

CASH FLOWS – OPERATING ACTIVITIES
Net loss for the year	$(63)	$(3,850)	$(5,421)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	907	1,005	1,320
Impairment of intangibles and fixed assets	-	633	643
Amortization of deferred stock-based compensation	336	442	556
Increase in liability for employee termination benefits, net	28	94	33
Impairment (gain) on short-term investments	-	-	(1,366)

Net recognized losses on investments	-	17	66
Decrease (increase) in trade accounts receivables	(2,819)	3,898	6,363
Decrease (Increase) in inventories	1,946	571	1,330
Decrease (increase) in other short and long term assets	134	207	247
Decrease in trade accounts payables and other long term liabilities	(1,964)	(3,561)	(4,013)
Decrease in other current liabilities	(600)	(3,117)	(3,371)
Increase (decrease) in short and long term deferred revenue	(1,795)	1,079	339
Net cash from (used in) operating activities	(3,890)	(2,582)	(3,274)
CASH FLOWS – INVESTING ACTIVITIES
Decrease (increase) in short-term interest-bearing bank deposits	50	(118)	(97)
Decrease (Increase) in short term investments	-	(8,554)	32
Proceeds from held to maturity securities	-	3,700	3,701
Proceeds from long-term investments	-	-	2,928
Proceeds from long-term interest-bearing bank deposits	19	1,643	1,643
Additions to fixed assets	(100)	(904)	(944)
Net cash – investing activities	(31)	(4,233)	7,263
CASH FLOWS – FINANCING ACTIVITIES
Shares issued under employee share-based plans	142	12	12
Net cash – financing activities	142	12	12

Increase (decrease) in cash and cash equivalents	(3,779)	(6,803)	4,001
Cash and cash equivalents – beginning of year	19,325	15,324	15,324
Cash and cash equivalents – end of year	$15,546	$8,521	$19,325

The accompanying note is an integral part of the condensed interim consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

SCHEDULE A -  NON CASH ACTIVITIES

	Nine months ended September 30,		Year ended December 31,
	2009	2008	2 0 0 8

Transfer of assets from inventory to fixed assets	$208	$332	$402

The accompanying note is an integral part of the condensed interim consolidated financial statements.

NOTE 1 -  GENERAL

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of the financial position and results of operations for the periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted.  These condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's 2008 Annual Financial Statements. The results of operations for the nine months ended September 30, 2009 are not necessarily indicative of the operating results for the full year.